Jackson Square Partners
700 Larkspur Landing Circle, Suite 210, Larkspur, CA 94939jspartners.com/funds/

JACKSON SQUARE PARTNERS
Shareholder Name
Address 1
Address 2
Address 3
City, State, Zip
YOUR RESPONSE IS REQUESTED
Dear Shareholder:
We have been trying to contact you about an important matter. You have an investment with
Jackson Square Partners Funds.
We would like to speak with you regarding this matter. Please contact us toll-free at
1-800-591-8263 between 9:00 a.m. and 10:00 p.m. Eastern Time, Monday through Friday, or
Saturday between 10 a.m. and 6 p.m. At the time of the call, please reference your investor ID listed below.
There is no confidential information required, and the call will only take a moment of your time.
Please contact us as soon as possible. Thank you for attending to this request. We deeply appreciate your investment with the Funds.
Sincerely,
William G Montana
Partner
Jackson Square Partners
INVESTOR ID:  01234567891Security ID: 12345678
Household ID: 01234567891
THIS LETTER RELATES TO YOUR
INVESTMENT WITH JACKSON SQUARE PARTNERS FUNDS

Jackson Square Partners
700 Larkspur Landing Circle, Suite 210, Larkspur, CA 94939jspartners.com/funds/
nobo-reg

THIS LETTER RELATES TO YOUR INVESTMENT WITH JACKSON SQUARE PARTNERS FUNDS
Dear Valued Shareholder,
I am writing to you regarding a very important matter affecting your investment in the Jackson Square
Partners Funds. A few weeks ago, you received proxy voting materials via email or mail. Our records indicate that we have not yet received your important proxy vote.
After careful consideration, the Board of Trustees of the Funds’ Trust approved the reorganization of the
Jackson Square Large-Cap Growth Fund and the Jackson Square SMID-Cap Growth Fund with and into the
Spyglass Growth Fund. This transaction is subject to shareholder approval at a joint special meeting of shareholders to be held on October 24, 2025. The investment objectives of the existing funds and the Spyglass
Growth Fund and the Acquiring Fund are identical. Each Fund invests primarily in common stocks of growth-
oriented companies.
Please take a moment to cast your proxy vote today. This is not just a procedural step, your vote ensures that your interests are represented. The reorganization depends on shareholders responding to vote their shares.
For more information please, visit proxyonline.com/jacksonsquare/docs/2025mtg.pdf, or call the live operator toll-free number listed below.
We very much appreciate your attention to this matter. Thank you in advance for casting your proxy vote.
Sincerely,
William G Montana
Partner
Jackson Square Partners
How do I vote?  There are four convenient methods for casting your important proxy vote:
1. Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 1-800-791-3320.  Representatives are available Monday through Friday from 9 a.m. to 10 p.m.
Eastern time.
2. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).
3. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.
4. Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

Jackson Square Partners
700 Larkspur Landing Circle, Suite 210, Larkspur, CA 94939jspartners.com/funds/
obo

THIS LETTER RELATES TO YOUR INVESTMENT WITH JACKSON SQUARE PARTNERS FUNDS
Dear Valued Shareholder,
I am writing to you regarding a very important matter affecting your investment in the Jackson Square
Partners Funds. A few weeks ago, you received proxy voting materials via email or mail. Our records indicate that we have not yet received your important proxy vote.
After careful consideration, the Board of Trustees of the Funds’ Trust approved the reorganization of the
Jackson Square Large-Cap Growth Fund and the Jackson Square SMID-Cap Growth Fund with and into the
Spyglass Growth Fund. This transaction is subject to shareholder approval at a joint special meeting of shareholders to be held on October 24, 2025. The investment objectives of the existing funds and the Spyglass
Growth Fund and the Acquiring Fund are identical. Each Fund invests primarily in common stocks of growth-
oriented companies.
Please take a moment to cast your proxy vote today. This is not just a procedural step, your vote ensures that your interests are represented. The reorganization depends on shareholders responding to vote their shares.
For more information please, visit proxyonline.com/jacksonsquare/docs/2025mtg.pdf.
We very much appreciate your attention to this matter. Thank you in advance for casting your proxy vote.
Sincerely,
William G Montana
Partner
Jackson Square Partners
How do I vote?  There are three convenient methods for casting your important proxy vote:
1. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).
2. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.
3. Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.